Exhibit 12
L Brands, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013

Earnings:	($ in millions)
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$1,696	$1,935	$1,636	$1,446	$1,280
Fixed charges (excluding capitalized interest)	547	471	443	429	426
Distributions from equity method investments, net of income or loss from equity investees	12	7	(4)	49	11
Total earnings	$2,255	$2,413	$2,075	$1,924	$1,717

Fixed charges:
Portion of minimum rent representative of interest	$153	$137	$119	$114	$107
Interest on indebtedness (including capitalized interest)	396	337	326	314	317
Total fixed charges	$549	$474	$445	$428	$424

Ratio of earnings to fixed charges	4.1	5.1	4.7	4.5	4.1

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.